                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    Schedule 13G

                     Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)*


                                  ENStar Inc.
                       --------------------------------------
                                  (Name of Issuer)


                                    Common Stock
                       --------------------------------------
                           (Title of Class of Securities)


                                    29358M 10 8
                       -------------------------------------
                                   (CUSIP Number)


                                June 18, 1998
              -------------------------------------------------------
              (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1(b)
     / / Rule 13d-1(c)
     /X/ Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          (continued on following page(s))

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                                                              Page 2 of 7 pages

                                    SCHEDULE 13G
                                    ------------


CUSIP NO.   29358M 10 8
          ---------------------------------


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     James H. Michael

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     N/A                                                         (a)  [__]
                                                                 (b)  [__]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States Citizen

                    5.   SOLE VOTING POWER                       1,020,965(1)
     NUMBER OF
       SHARES
     BENEFICIALLY   6.   SHARED VOTING POWER                     -0-
       OWNED BY
         EACH
     REPORTING      7.   SOLE DISPOSITIVE POWER                  1,020,965(1)
       PERSON
        WITH
                    8.   SHARED DISPOSITIVE POWER                -0-


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,020,965(1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     34.2%

12.  TYPE OF REPORTING PERSON*

     IN


(1) 962,164 of these shares are held by 4J2R1C Limited Partnership of which James H. Michael has beneficial ownership as managing general partner. 5,500 of these shares are options currently exercisable within 60 days of this report.

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                                                              Page 3 of 7 pages

SCHEDULE 13G
------------


CUSIP NO.   29358M 10 8
          ---------------------------------


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     4J2R1C Limited Partnership
     41-1349619

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     N/A                                                         (a)  [__]
                                                                 (b)  [__]
3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Organized in the State of Minnesota

                    5.   SOLE VOTING POWER                       962,164
     NUMBER OF
       SHARES
     BENEFICIALLY   6.   SHARED VOTING POWER                     -0-
       OWNED BY
         EACH
     REPORTING      7.   SOLE DISPOSITIVE POWER                  962,164
       PERSON
        WITH
                    8.   SHARED DISPOSITIVE POWER                -0-


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     962,164

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     32.3%

12.  TYPE OF REPORTING PERSON*

     PN

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                                                              Page 4 of 7 pages


ITEM 1(a).     Name of Issuer
               --------------

               ENStar Inc.

ITEM 1(b).     Address of Issuer's Principal Executive Offices
               -----------------------------------------------

               6479 City West Parkway
               Eden Prairie, MN 55344-3246

ITEM 2(a).     Names of Persons Filing
               ---------------------

               James H. Michael and 4J2R1C Limited Partnership


ITEM 2(b).     Address of principal business office
               ------------------------------------

               6479 City West Parkway
               Eden Prairie, MN 55344-3246

ITEM 2(c).     Citizenship
               -----------

               James H. Michael - Citizen of United States
               4J2R1C Limited Partnership - Organized in State of Minnesota

ITEM 2(d).     Title of Class of Securities
               ----------------------------

               Common Stock, $.01 par value

ITEM 2(e).     CUSIP Number
               ------------

               29358M 10 8


ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:
               --------------

               N/A

ITEM 4.        Ownership
               ---------

          (a)  A total of 1,020,965 shares are beneficially owned by James H.
               Michael: 53,301 shares of that amount are owned directly by James
               H. Michael, 5,500 shares are options that are currently exercisable within 60 days of this report, and 962,164 shares are held indirectly by the 4J2R1C Limited Partnership ("4J2R1C").
               Mr. James H. Michael is the managing general partner and a limited partner of 4J2R1C and by reason of his status as the managing general partner is deemed to beneficially own all shares held by

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                                                              Page 5 of 7 pages

               4JR1C and exercises voting and dispositive power with respect to such Common Stock. However, in the event James H. Michael, (or another general partner should James H. Michael cease to be a general partner) wishes to sell any shares of Issuer's Common Stock contributed to 4J2R1C by any limited partner, he must obtain prior written consent to such sale from limited partners owning at least 50% of 4J2R1C's partnership units. The limited partnership units of 4J2R1C are owned by James H. Michael, and his children, Jeffrey J. Michael, Janette M. He, Jennifer L. Redlin, Roxanne C. Miller and Rosemary G. Bouvier and related family trusts, Jeffrey J. Michael 1990 Irrevocable Family Trust, Janette Michael 1990 Irrevocable Family Trust, Jennifer Michael Redlin 1990 Irrevocable Family Trust, Roxanne Michael Miller 1990 Irrevocable Family Trust, Rosemary Michael Bouvier 1990 Irrevocable Family Trust, Carole M. Michael Family Trust and James H. Michael Trust. 4J2R1C has three general partners: James H. Michael, Jeffrey J. Michael and 2JM Enterprises, Inc., a Minnesota corporation. So long as James
               H. Michael remains a general partner, he has full power and authority to act on behalf of 4J2R1C, to the exclusion of the other general partners.

          (b)  Percent of class:

               James H. Michael - 34.2%
               4J2R1C Limited Partnership - 32.3%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:

                     James H. Michael - 1,020,965
                     4J2R1C Limited Partnership - 962,466

               (ii)  shared power to vote or to direct the vote

                     -0-

               (iii) sole power to dispose or to direct the disposition of:

                     James H. Michael - 1,020,965
                     4J2R1C Limited Partnership - 962,466

               (iv)  shared power to dispose or to direct the disposition of:

                     -0-

ITEM 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

          N/A

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person
          ---------------------------------------------------------------

          N/A

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                                                              Page 6 of 7 pages


ITEM 7.   Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company
          -------------------------------------------------------------

          N/A

ITEM 8.   Identification and Classification of Members of the Group
          ---------------------------------------------------------

          N/A

ITEM 9.   Notice of Dissolution of Group
          ------------------------------

          N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 15, 1999


                                       /s/ James H. Michael
                                       ----------------------------------------
                                       James H. Michael, Individually
                                       By: Jeffrey J. Michael,
                                           his attorney-in-fact


                                       4J2R1C LIMITED PARTNERSHIP



                                       By /s/ James H. Michael
                                       ----------------------------------------
                                          James H. Michael
                                          Managing General Partner
                                       By: Jeffrey J. Michael,
                                           his attorney-in-fact